Exhibit 99.9

Disclosure of Transactions in Own Shares

Paris, October 21, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from October 14 to October 18, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
14/10/2024	249,130	62.515968	15,574,603.05	XPAR
14/10/2024	87,581	62.516968	5,475,298.60	CEUX
14/10/2024	7,460	62.505295	466,289.50	TQEX
14/10/2024	7,549	62.508330	471,875.38	AQEU
15/10/2024	263,383	59.769628	15,742,303.88	XPAR
15/10/2024	90,013	59.814220	5,384,057.37	CEUX
15/10/2024	7,325	59.756542	437,716.67	TQEX
15/10/2024	7,507	59.703089	448,191.09	AQEU
16/10/2024	270,001	59.820270	16,151,532.85	XPAR
16/10/2024	83,256	59.867590	4,984,336.07	CEUX
16/10/2024	7,519	59.812486	449,730.08	TQEX
16/10/2024	7,336	59.812602	438,785.25	AQEU
17/10/2024	264,173	60.011505	15,853,419.20	XPAR
17/10/2024	87,962	59.965261	5,274,664.31	CEUX
17/10/2024	8,003	60.026579	480,392.71	TQEX
17/10/2024	7,975	60.026716	478,713.06	AQEU
18/10/2024	266,625	60.072868	16,016,928.54	XPAR
18/10/2024	83,748	60.056677	5,029,626.61	CEUX
18/10/2024	8,949	59.974146	536,708.63	TQEX
18/10/2024	9,047	59.977454	542,616.03	AQEU
Total	1,824,542	60.419431	110,237,788.88

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).